Exhibit 12.1
Allegheny Technologies Incorporated Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)
For the Years Ended December 31,	2009	2008	2007	2006	2005
Income before income tax provision (benefit) and cumulative effect of change in accounting principle	$64.9	$867.7	$1,154.1	$880.7	$316.0
(Income) loss recognized on less than fifty percent owned persons	18.6	(4.6)	(11.8)	(16.4)	(12.7)
Noncontrolling interest in the income of subsidiary with fixed charges	(6.3)	(7.6)	(6.8)	(8.1)	(4.9)

	$77.2	$855.5	$1,135.5	$856.2	$298.4

Fixed Charges:
Interest expense	$19.3	$12.4	$30.0	$37.7	$46.3
Portion of rents deemed to be interest	7.1	7.0	6.4	6.8	7.0
Capitalized interest	39.0	25.0	9.8	4.5	0.2
Debt extinguishment costs	9.2	—	—	—	—
Amortization of debt expense	2.1	0.8	0.8	0.7	0.6

Fixed Charges excluding capitalized interest	76.7	45.2	47.0	49.7	54.1
Earnings adjustments:
Capitalized interest	(39.0)	(25.0)	(9.8)	(4.5)	(0.2)

Earnings, as adjusted	$114.9	$875.7	$1,172.7	$901.4	$352.3

Ratio of earnings to fixed charges	1.5	19.4	25.0	18.1	6.5